SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2011

TEFRON LTD.
 (Translation of registrant's name into English)

Ind. Center Teradyon, P.O. Box 1365, Misgav 20179, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein are:

1. A proxy statement to be sent to the Registrant's shareholders in connection with its upcoming Annual and Special General Meeting of Shareholders; and

2. The related proxy card.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.’s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD. (Registrant)

By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Chief Financial Officer

By:	/s/ Hanoch Zlotnik
Name: Hanoch Zlotnik
Title: Treasurer

Date: August 17, 2011

TEFRON LTD.
Park Azorim, 94 Derech Em Hamoshavot, Kiryat Arie
Petach Tikva, 49527 Israel
____________________________

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 22, 2011
_______________________________

Dear Shareholder,

You are cordially invited to attend the Annual and Special General Meeting of the shareholders of Tefron Ltd. (the “Company”) to be held at the GKH Gross Kleinhandler Hodak Halevy Grinberg Law Office  located at 1 Azrieli Center, Round Building, 40th floor,  132 Menachem Begin Road   Tel Aviv Israel on September 22, 2011, at 11:00 a.m., Israel time (the "Meeting"). The agenda for the Meeting is as follows:

1.	To re-elect each of Arnon Tiberg, Avi Zigelman, Yossi Shachak, Guy Shamir, Zvi Limon and Brahm M. Gelfand, as directors;

2.	Approval of amendments to the Amended and Restated Articles of Association of the Company.

3.	Approval of amended letters of indemnification for directors and officers of the Company who are not controlling shareholders and/or for which the controlling shareholders have no personal interest.

4.	Approval of an amended letter of indemnification for Guy Shamir, one of the directors in the Company, who may deemed to be a controlling shareholder in the Company.

5.
Approval of   the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young International, as auditors of the Company for the fiscal year ending December 31, 2011 and for the period until the next Annual General Meeting of the shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine the auditors’ compensation.

In addition, the shareholders may consider conducting such other business as may properly come before the Annual General Meeting or any adjournments or postponements thereof.

In addition, shareholders will be requested to consider at the Meeting the Directors' Report and the financial statements of the Company for the fiscal year ended December 31, 2010, and the Company will also report on the auditor's compensation with respect to fiscal year 2010.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Shareholders of record at the close of business on August 24, 2011 will be entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Annual General Meeting and vote your shares in person.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if received by the Company at least two hours prior to the time of the Annual General Meeting.

By Order of the Board of Directors,

Ohad Rosner
Company Secretary
August 17, 2011

TEFRON LTD.
Park Azorim, 94 Derech Em Hamoshavot, Kiryat Arie,
Petach Tikva, 49527 Israel

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Tefron Ltd. (the "Company" or "Tefron") of proxies to be voted at the Annual General and Special Meeting (the "Meeting") of the shareholders of the Company to be held on September 22, 2011 at 11:00 a.m., Israel time, at Gross Kleinhandler Hodak Halevy Grinberg Law Ofiice, 1 Azrieli Center, Round Building, 40th floor, 132 Menachem Begin Road, Tel Aviv, Israel.   and at any adjournments or postponements thereof.  A copy of the Notice of Annual and Special General Meeting of Shareholders accompanies this Proxy Statement.  This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about August 26, 2011.

PROXIES; COUNTING OF VOTES

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  A form of proxy for use at the Meeting is attached.  The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the Meeting.  The Chairman of the Board has the right to accept proxies until the beginning of the Meeting.  Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company ("Ordinary Shares") covered thereby in accordance with the directions of the shareholder executing such proxy.  Subject to applicable law, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a "FOR" vote.

Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Shareholders may vote shares directly held in their name in person at the Meeting.  If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, confirming the number of shares so held, as well as a statement from the broker, bank or other nominee that it did not vote such shares, and the shareholder must present such legal proxy and statement at the Meeting.  Attendance at the Meeting will not, by itself, revoke a proxy.

The Board of Directors does not know of any matter, other than those set forth herein, that is expected to be presented for consideration at the Meeting.  However, if other matters properly come before the Meeting, the persons named in the accompanying proxy are authorized to vote on such matters using their discretion.

RECORD DATE; SOLICITATION OF PROXIES

Only shareholders of record at the close of business on August 24, 2011 will be entitled to vote at the Meeting and any adjournment thereof.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact.  Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

To the extent you would like to state your position with respect to any of proposals described in this proxy statement, you may do so by delivery of a notice to the Company's offices located at Terodion industrial Zone P.o. Box 1365 Misgav 20179 Attn: Legal Affairs Department Israel, not later than September 3, 2011.

Following the Meeting, one or more shareholders holding, as of August 16  , 2011, at least [144,288] ordinary shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company's offices during business hours.  For the sake of caution, for these purposes and for purposes of voting on Proposals 2 and 3 only, Norfet, Intimes Nouvelle Seamless Inc., Litef Holdings Inc., Ben Lieberman, Martin Lieberman, TA-Top Limited Partnership, and Mivtach Shamir will be considered a controlling shareholder of the Company.

Quorum and Voting Requirements

On August 16, 2011, the Company had outstanding 6,441,996 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  This number does not include 99,740 Ordinary Shares held by a wholly-owned subsidiary of the Company.

At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

Two or more shareholders, present in person or by proxy or by voting instrument and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting.  Shares that are voted in person or by proxy "FOR" or "AGAINST" are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters.  Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal.  If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to Thursday on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power present at the meeting in person or by proxy or by voting instrument and voting on the question of adjournment.  At such adjourned Meeting, any two shareholders, present in person or by proxy or by voting instrument and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum.

The approval of each of Proposals 1, 3 and 5 requires the affirmative vote of the Company's shareholders holding at least a majority of the Company's ordinary shares present, in person or by proxy, and voting on the matter (without taking into account votes that abstained).

The approval of Proposal 4 requires the affirmative vote of Company shareholders holding at least a majority of the Company's ordinary shares present, in person or by proxy, and voting on the matter (without taking into account votes that abstained), provided that either (i) at least a majority of the total votes of shareholders who do not have personal interest in the Proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes) vote FOR the Proposal; or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal 2 requires the affirmative vote of Company shareholders holding at least 75% of the Company’s ordinary shares present, in person or by proxy, and voting on the matter (without taking into account votes that abstained), provided further, that either: (i) at least a majority of the total votes of shareholders who do not have personal interest in the Proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes) vote FOR the Proposal; or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

This Proxy Statement and the Proxy Cards attached hereto shall be deemed to constitute voting deeds (Ktavei Hatzba'a) for the purpose of regulation 3(c) of the Israel Companies Regulations (Alleviation for Public Companies whose shares are listed on a Stock Exchange Outside of Israel), 2000.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of our Ordinary Shares owned by any person known to us to be the beneficial owner of 5% or more of our Ordinary Shares as of August 16, 2011.  The information in this table is based on 6,441,996 Ordinary Shares outstanding as of such date (excluding 99,740 shares held by our wholly owned subsidiary).  The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, August 16 2011.  The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person.  None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

Name	Number of Shares Owned		Percent of Ordinary Shares *
Litef Holdings Inc 9500 Meilleur St. Montreal Quebec Canada	1,577,619	(1)	24.5%

Intimes Nouvelle Seamless Inc 9500 Meilleur St. Montreal Quebec Canada	600,000	(2)	9.3%

Norfet, Limited Partnership c/o Fimi 2001 Ltd. "Rubinstein House" 37 Begin Rd. Tel Aviv, Israel	461,308	(3)	7.2%

Ta – Top Limited Partnership c/o Fimi 2001 Ltd. "Rubinstein House" 37 Begin Rd. Tel Aviv, Israel	149,124	(3)(4)	2.3%

Mivtach Shamir Holdings, Ltd. 27 Habarzel St Tel Aviv, Israel	768,171	(3)(5)	11.9%

Rimon Investment Master Fund L.P 1 Azrieli Center, Round Building, Tel Aviv, Israel	458,752	(6)	7.1%

*	Does not take into account 99,740 Ordinary Shares held by a wholly-owned subsidiary of the Company.

(1)
To the best of the Company's knowledge, Litef Holdings Inc. is a private company incorporated in Canada and controlled by Mr. Martin Lieberman (one of the shareholders in Nouvelle).  The number of shares above reflects the 1,577,619 ordinary shares beneficially owned by Litef Holdings, Inc.  In addition, because Nouvelle, Mivtach Shamir, Litef Holdings Inc., Benny Lieberman and Martin Lieberman are all parties to a shareholders' agreement, Litef Holdings may be deemed to beneficially own all of the shares held by the other parties to the agreement, and the number of shares in this table also reflects this deemed beneficial ownership by Litef Holdings of the ordinary shares held by all of the parties to this agreement.

(2)
To the best of the Company's knowledge, the shareholders in Nouvelle are Manufacture de Bas Culottes Lamour Inc. and Yyad Holdings Ltd., in equal parts. To the best of the Company's knowledge, the shares of Yyad Holdings Ltd. are held in whole by Mr Willy Lieberman (who currently serves as the Company's Director of Sales of the North America mass market), and the shares of Manufacture de Bas Culottes Lamour Inc. are held as follows: (i) 75% by Aaron Lieberman in trust by the Aharon Lieberman Family and through his holdings in Litef Holdings Inc; and (ii) 25% by the late Sam Lieberman in trust by the Sam Lieberman Family and through Sam Lieberman's holdings in Samlieb Holdings Inc. To the best of the Company's knowledge, Aaron Lieberman and the late Sam Lieberman were brothers and Willy Lieberman is the son of the late Sam Lieberman.

The number of shares above reflects the 600,000 ordinary shares beneficially owned by Nouvelle.  In addition, because Nouvelle, Mivtach Shamir, Litef Holdings Inc., Benny Lieberman and Martin Lieberman are all parties to a shareholders' agreement, Nouvelle may be deemed to beneficially own all of the shares held by the other parties to the agreement, and the number of shares in this table also reflects this deemed beneficial ownership by Nouvelle of the ordinary shares held by all of the parties to this agreement.

(3)
Norfet L.P is an Israeli partnership. As of August 16 , 2011, 7.76% of Norfet was held by FIMI Opportunity Fund, LP, approximately 40.15% of Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately 42.29% was held by Mivtach Shamir Holdings Ltd., approximately 6.06% was held by Yashir Provident Funds Ltd.

Pursuant to Rule 13d-5, (i) Mr. Ishay Davidi, a former director of the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of FIMI 2001 Ltd., which is the managing general partner of each of FIMI Israel Opportunity Fund, Limited Partnership and FIMI Opportunity Fund, L.P. and (ii) Mr. Meir Shamir, a former director of the Company, may be deemed to beneficially own the shares held by Norfet due to his 34.15% interest in Mivtach Shamir Holdings, Ltd. ("Mivtach-Shamir").

In addition, each of FIMI 2001 Ltd. and Mivtach-Shamir may be deemed to beneficially own the shares held by Norfet due to the fact that, to the best of the Company's knowledge, FIMI 2001 Ltd. and Mivtach-Shamir share joint control of N.D.M.S. Ltd., which is the general partner of Norfet and holds the sole management, operation and control of Norfet pursuant to a limited partnership agreement between N.D.M.S. Ltd. and the limited partners of Norfet.

(4)
As described in footnote (3) above, FIMI 2001 Ltd. may be deemed to beneficially own all of the 461,308 Ordinary Shares held directly by Norfet. FIMI 2001 Ltd. may also be deemed to beneficially own 149,124 shares held by Ta-Top, Limited Partnership, due to FIMI 2001 Ltd.'s position as the managing general partner of FIMI Delaware, which is the sole shareholder of TA-TEK Ltd., the general partner of Ta-Top, Limited Partnership. Mr. Ishay Davidi may be deemed to beneficially own the shares held by FIMI 2001 Ltd. due to his position as CEO of FIMI 2001.

(5)
Mivtach Shamir Holdings, Ltd. is an Israeli public company traded on the Tel Aviv Stock Exchange.  Mivtach-Shamir directly owns 768,171 Ordinary Shares.

To the best of the Company's knowledge, the parties at interest in Mivtach Shamir Holdings Ltd. as of August 16, 2011, are as follows: Mr. Meir Shamir holds 33.67% of the voting rights and equity rights in Mivtach Shamir Holdings Ltd. (33.15% with full dilution), Ofer Glaser holds 10.81% of the voting rights and equity rights in the company (10.64% with full dilution), Leon Recanati holds 8.42% of the voting rights and equity rights in the company (8.29% with full dilution), the Clal Group holds 13.32% of the voting rights and equity rights (13.19% with full dilution), Ashtrom Properties Ltd. holds 11.65% of the voting rights and equity rights (11.47% with full dilution), and the Menorah Group holds 9.14% of the voting rights and equity rights (8.99% with full dilution). According to a report of the holdings of interested parties in Mivtach Shamir Holdings Ltd. at August _16 2011, Mivtach Shamir Holdings Ltd. is controlled by Meir Shamir (33.67%) and Ashtrom Properties Ltd. (11.67%) that have an agreement between them concerning the selection of directors, a right of first refusal, and a right to participate. Ashtrom Properties Ltd. is a public company whose shares are traded on the TASE and information about which is published publicly. In addition, as described in footnote (3) above, Mivtach-Shamir may be deemed to beneficially own all of the 461,308 Ordinary Shares held directly by Norfet. Mr. Meir Shamir, may be deemed to beneficially own the shares held by Mivtach-Shamir due to his 33.67% interest in Mivtach-Shamir.

In addition, because Nouvelle, Mivtach Shamir, Litef Holdings Inc., Benny Lieberman and Martin Lieberman are all parties to a shareholders' agreement, Mivtach Shamir may be deemed to beneficially own all of the shares held by the other parties to the agreement, and the number of shares in this table also reflects this deemed beneficial ownership by Mivtach Shamir of the ordinary shares held by all of the parties to this agreement.

(6)
To the best of the Company's knowledge, the following are interested parties in Rimon Investment Master Fund L.P.: Zvi Limon, director in the company, is the managing partner in the management company that manages this partnership, Rimon Management Z.T. (2005) Ltd. (Private Company No. 513738831) and holds 33% of the voting rights; Dan Tocatly owns 33% of the voting rights, and Ziv Gil owns 33% of the voting rights in the company.

Directors and Senior Managers

As of August 16 2011, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below. The information in this table is based on 6,441,996 (excluding 99,740 shares held by our wholly owned subsidiary) Ordinary Shares outstanding as of August 16 2011.  The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, August 16 2011.  The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person.  Except as disclosed below, to the Company’s knowledge, none of the directors, officers or senior managers beneficially owns any Ordinary Shares.

Name	Number of Ordinary Shares		% of Ordinary Shares Outstanding**

Arnon Tiberg	*		*
Avi Zigelman	-		-
Eli Admoni	-		-
Zvi Limon	458,752	(1)	7.1%
Aviram Lahav	-		-
Yossi Shachak	-		-
Guy Shamir (the son of Meir Shamir)	-		-
Brahm M. Gelfand	-		-
Amit Meridor	*		*
Eran Rotem	*		*
Ilan Gilboa	*		*
Guy Zimmerman	*		*
Osnat Kaplan	*		*
David Piller	*		*

Directors and senior managers as a group (14 persons)	831,466	(2)	10.72%
___________________

*	Less than 1% of the outstanding Ordinary Shares.

**	Does not take into account 99,740 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1) Consists of (i) 458,752 Ordinary Shares held by Rimon Investment Master Fund, LP ("Rimon"), which Mr. Zvi Limon may be deemed to beneficially own under the U.S. securities laws since he serves as a partner in the management company of Rimon.

(2) Consists of (i) 458,752 Ordinary Shares held by Rimon which Mr. Zvi Limon may be deemed to beneficially own under U.S. securities laws since he serves as a partner in the management company of Rimon; (ii) 120 Ordinary Shares held by one executive; and (iii) options to purchase 372,594  Ordinary Shares. The exercise prices of these options range from $2.1 to $15 per share. These options will expire between 2010 and 2020.

EXECUTIVE COMPENSATION

The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December 31, 2010 was approximately $2.0 million, of which $263,000 was paid to Directors in their capacities as Directors. Negligible amounts were set aside or accrued for vacation and recuperation pay for all Directors and senior management as a group.  No amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by us for automobiles made available to our officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. We have no service contracts with any of our directors that provide for benefits upon termination of their status as directors.

In connection with the Company's efficiency program, the Directors of the Company (excluding External Directors) sent an instruction to the Company to reduce their directors' compensation during 2009 and 2010 by 15%. The directors' compensation of Mr. Eli Admoni (an External Director) was not reduced. In addition, within the framework of the Company's agreement with its banks lenders, the Company agreed not to distribute any dividends or pay management fees and/or any other payment to its shareholders until the loans have been repaid in full. Norfet, a major shareholder of the Company which receives management fees from the Company, consented to the inclusion of this provision in the Company's agreement with its bank lenders.  Accordingly, Norfet has effectively waived the management fees owed to it, as of the date on which the loans were granted to the Company and until the date on which all the loans are repaid in full. In addition, on April 7, 2010, Norfet notified us that it waives the $190,000 unpaid management fees that were then due to Norfet.

On January 21 2010, the Company granted options for 171,123 Ordinary Shares under the Share Option Plan to Mr. Amit Meridor, the Company’s Chief Executive Officer, at an exercise price of $3.8 per share, expiring five years from the date of Mr. Meridor’s termination of employment with the Company.  As of August 16, 2011, none of these options had expired. Additionally, on August 17, 2010, the Company granted options for 70,376 Ordinary Shares under the Share Option Plan to five senior officers in the Company at an exercise price of $3.8 per share, expiring in August 2020.

PROPOSAL ONE
ELECTION OF DIRECTORS

At the Meeting, shareholders will be asked to re-elect six persons to serve as directors of the Company, who, together with the Company's two external directors, will constitute the entire eight-member Board of Directors of the Company.  As of the date of this Proxy Statement, all of the nominees listed below currently serve as directors of the Company.  Each of the six nominees is nominated to serve as a director until the end of the next Annual General Meeting.  Each of the Company's directors provided a declaration with respect to their compliance with the qualifications to serve as directors of the Company as required under the Companies Law. The declarations are available for review at the Company's offices.

If re-elected, Mr. Arnon Tiberg will continue to serve as the Chairman of the Board of Directors.

It is the intention of the persons named in the proxy to vote for the election of the persons named below.  If any nominee is unable or unwilling to serve (which the Board of Directors does not anticipate), the persons named in the proxy may vote in their discretion for another person.

The following information supplied with respect to each person nominated and recommended to be elected to the Board of Directors of the Company is based upon the records of the Company and information furnished to it by the nominees.  Reference is made to “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” for information pertaining to share ownership of certain of the nominees.

The nominees to serve on the Board of Directors are:

Name	Age	Current Position with Company
Arnon Tiberg	[67]	Chairman of the Board
Avi Zigelman	[54]	Director
Yossi Shachak	[66]	Director
Guy Shamir	[33]	Director
Zvi Limon	[52]	Director
Brahm M. Gelfand	[74]	Director

                Arnon Tiberg began serving as the Company's active Chairman of the Board of Directors on July 5, 2010. Mr. Tiberg brings to Tefron many years of direct experience in the textile industry and he has close relationships with Tefron's major customer base. Mr. Tiberg served as President and CEO of Delta Galil Industries from 1997 to 2006 where he executed a successful turnaround program for the company and lead Delta's global expansion and NASDAQ listing. Mr. Tiberg has also served as a member of the Board of Directors at NILIT, an Israeli nylon fiber manufacturer, since 1987, and is a director in the following companies: RANSYS SYSTEMS Ltd., Kali Group Pension & Financial Management, The First International Bank of Israel Ltd. and IBI Ltd Investment Company. Mr. Tiberg is also chairman of the board of directors at Hameshakem and M.C.A.  Among other senior managerial positions, Mr. Tiberg was Managing Director of Mediterranean Car Agency and CEO of the Manufacturers' Association of Israel. In 2000, Mr. Tiberg was awarded the Manufacturers' Association 'Industry Award' which recognizes exceptional activities or achievements in manufacturing industries. Mr. Tiberg holds a B.A. in Economics and Political Sciences from the Hebrew University, Jerusalem.

Avi Zigelman was elected as a director of the Company on June 28, 2005. Since 2004 Mr. Zigelman has been a financial consultant and serves as a member of the board of directors of various entities. Mr. Zigelman currently serves as a director in the following companies: Mizrahi Tefahot Bank Ltd., Ophir Optronic Ltd., Gindi Investments 1 Ltd., Clal Biotechnology Industries Ltd., Sialo Technology Israel Ltd., Afcon Electro-mechanics Ltd. and Orev Technologies (1977) Ltd. Since 2000, Mr. Zigelman has been a member of the Professional Committee of the Israeli Accounting Standard Board. Between 1996 and 2003, Mr. Zigelman served as a Partner Head of Professional Practice Department of the KPMG Somekh Chaikin accounting firm. Mr. Zigelman holds an M.A. in Business Economics, specialization in Finance, with honors, B.A in Accounting and Economics, Economics with honors, and post degree Accounting Studies, with honors, all from Tel-Aviv University. Mr. Zigelman is a Certified Public Accountant.

Yossi Shachak Mr. Shachak has served as a Venture Associate at SCP Partners, a Pennsylvania-based venture capital firm since 2005. Mr. Shachak founded and ran Shachak Peer Reznick & Co., a CPA firm in Israel from 1971 until 1999 when the company was merged with Kesselman & Kesselman Pricewaterhouse Coopers.  Prior to joining SCP Partners, Mr. Shachak worked as a consultant and professional director of public and private companies.  He also worked as an arbitrator and business mediator on behalf of the court.  He serves on many boards of directors, including Chairman of the Board of Psagot Leumi & Co Underwriters, Ltd.  He is also a board member of Psagot-Ofek Group, Baran Group, Ltd, DSH Management Pension Fund Ltd, and Tamarind Technology Ltd.  Additionally, he is a member of the Public Trustee of the Israeli FASB, a member of the Auditing Committee of the Central Bank of Israel and the specially appointed chairman of the Business Developing and Marketing Committee of the Tel Aviv Stock Exchange.   In the past, he was president of the Institute of Certified Public Accountants in Israel and spent 12 years as a board member of the Tel Aviv Stock Exchange. In 1968, Mr. Shachak earned a Certificate for Accounting from the Hebrew University in Jerusalem, Israel and he has been a Certified Public Accountant since 1970.

Guy Shamir was elected as a director of the Company on December 29, 2010. Mr. Shamir has served as a vice president of Meir Shamir Management Ltd. since 2008. Mr. Shamir served as a partner and a co-manager of Yardeni Locks Ltd from 2005 until 2008. Mr. Shamir holds a B.Sc. degree in Economics and Business Administration from the Interdisciplinary Center in Hertzelia, Israel.

Zvi Limon has served as a director of the Company since May 2008 and has been a General Partner of Rimon Funds, a public equities investment fund focusing on Israeli companies since 2006. Since 1999, Mr. Limon has also served as a General Partner and Venture Partner of Magna VC (previously Magnum Communication) Fund, an Israeli venture capital fund focusing on communication technology companies. Mr. Limon also serves on the board of directors of CEVA Inc. and DSPG Inc. Taboola Inc., GI View Inc. and Autotalk Ltd. From 1990 to 2000, Mr. Limon was the Chairman of Limon Holdings Ltd., the advisor to an international technology fund focusing on private and public equity investments. Mr. Limon holds a B.A. in Economics and Business Administration from Bar Ilan University and an M.B.A. from INSEAD.

Brahm M. Gelfand was elected as a director of the Company on December 29, 2010. Mr. Gelfand has served as a partner and counsel to the Quebec law firm, Lapointe Rosenstein Marchand Melancon since 1975.  In addition, Mr. Gelfand is actively involved as a director and Vice Chair of Practice Groups of TerraLex®, one of the world's largest international legal networks, as well as being the Program Chair of the International Business Law Committee of the American Bar Association's Business Law Section. Mr. Gelfand earned a B.A. in 1957 and B.C.L. in 1960, both from McGill University.  Mr. Gelfand is a member of the board of directors of Leisure Canada Inc. and Technica Group USA Corporation.  He is also a member of the Board of Governors of Dynamic Funds, chairman of the Dynamic Funds Independent Review Committee, director and former president of the Sir Mortimer B. Davis Jewish General Hospital and its foundation, director of the Summit School Foundation, and director, officer and founding member of the Roasiers Foundation.

Each of our current and future directors who (i) is not an external director, (ii) is not deemed to be a controlling shareholder and (iii) does not hold a position with the Company or otherwise provide services to the Company receive compensation of NIS 2,000 (approximately $570) per meeting of the Board of Directors and any Board committee meeting and annual compensation in the amount of NIS 50,000 (approximately $14,290).  The directors' compensation is identical to the compensation payable to our external directors and is not linked to any index. In addition, the directors have received and will continue to receive a standard letter of indemnification from the Company indemnifying each of them for certain actions that (s)he takes in his/her capacity as an officer or director of the Company (subject to any change in such letter approved by the shareholders at the Meeting) and are and will be covered by the Company's Directors' and Officers' liability insurance policy (“D&O Insurance”). The current D&O insurance provides for $15 million in coverage for each event and the entire period. The annual premium of the current D&O insurance policy is $127,500.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that each of Arnon Tiberg, Avi Zigelman, Yossi Shachak, Guy Shamir, Zvi Limon, and Brahm M. Gelfand, be, and hereby is, elected to hold office as a director of the Company until the close of the next Annual General Meeting.”

The affirmative vote of holders of a majority of the Company’s ordinary shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

PROPOSAL TWO
APPROVAL OF AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF
THE COMPANY

At the Meeting, shareholders will be asked to adopt amendments to the Amended and Restated Articles of Association of the Company that are in accordance with recent amendments to the Companies Law and regulations promulgated thereunder, as described below.

In May 2011, the Companies Law and the Israeli Securities Law of 1968 and regulations promulgated thereunder (the "Securities Law") were amended to expand the authority delegated to the Israeli Securities Authority to address breaches of the Securities Law and the regulations promulgated thereunder. Among the tools available to the Israeli Securities Authority are administrative procedures conducted by an administrative enforcement committee that has authority to impose various sanctions on parties that breach the Securities Law, such as payments to victims of breaches, monetary sanctions and prohibition to act as a senior officer for a period of time.  As a result of these amendments, the Board of Directors is proposing to amend the Amended and Restated Articles of Association include a provision authorizing the Company to provide indemnification and insurance to the greatest extent permitted by law, including for (i) monetary liabilities imposed in favor of injured parties in administrative procedures and (ii) expenses incurred in connection with such procedures, including reasonable litigation expenses and attorneys' fees.

At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, to approve amendments to Articles 2 and 67 of the Company’s  Articles of Association of the Company in the manner provided in Appendix A attached hereto."

The affirmative vote of Company shareholders holding at least 75% of the Company’s ordinary shares present, in person or by proxy, is necessary for the approval of this resolution (without taking into account votes that abstained), provided further, that either: (i) at least a majority of the total votes of shareholders who do not have personal interest in the Proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes) vote FOR the Proposal; or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

PROPOSAL THREE
APPROVAL OF AMENDED LETTERS OF INDEMNIFICATION BETWEEN THE
COMPANY AND ITS OFFICERS AND DIRECTORS OTHER THAN GUY SHAMIR

At the Meeting, shareholders will be asked to approve the amended letters of indemnification for the Company's present and future directors and officers, substantially in the form attached to this proxy statement as Appendix B.  In light of recent amendments both to the Companies Law and the Israeli Securities Law of 1968 described in Proposal Two above, it is proposed to adopt amended letters of indemnification that, among other things, provides indemnification also for (i) monetary liabilities imposed in favor of injured parties in administrative procedures under the Securities Law and (ii) expenses related to such procedures, including reasonable litigation expenses and attorneys' fees. The proposed amendments to the indemnification letters will be identical to the proposed amendments to the letter of indemnification for Mr. Shamir, as described in Proposal Four.

The Audit Committee and the Board of Directors have approved the proposed form of indemnification agreement.

The proposed amendments to the directors’ letters of indemnification will not change the maximum amount payable by the Company under all letters of indemnification. To the extent the amended letters of indemnification are not approved by the shareholders at the Meeting, the existing letters of indemnification will remain in full force and effect.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that the form of letters of indemnification for all present and future directors and officers  is hereby approved substantially in the form attached as Appendix B to the Proxy Statement."

The affirmative vote of Company shareholders holding at least a majority of the Company’s ordinary shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

THE AUDIT COMMITTEE AND BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

PROPOSAL FOUR
APPROVAL OF AMENDED LETTER OF INDEMNIFICATION BETWEEN THE
COMPANY AND GUY SHAMIR

At the Meeting, shareholders will be asked to approve an amended letter of indemnification for Guy Shamir, one of the directors of the Company, who may be deemed to have a controlling interest in the Company and/or a personal interest in the resolution, substantially in the form attached to this Proxy Statement as Appendix C. In light of recent amendments both to the Companies Law and the Securities Law described in Proposal Two above, it is proposed to adopt a new letter of indemnification that, among others, provides indemnification also for (i) any monetary liabilities imposed in favor of injured parties in administrative procedures under the Securities Law and (ii) expenses related to such procedures, including reasonable litigation expenses and attorneys' fees. The proposed amendments to Mr. Shamir's indemnification letter will be identical to the proposed amendments to the letters of indemnification for the other directors of the Company, as described in Proposal Three.

Mr. Shamir’s amended letter of indemnification is being voted upon separately because Mr. Shamir may be deemed to have a controlling interest in the Company due to his relationship with a group of the Company’s shareholders. This group, together, may be deemed to have joint controlling interest in the Company under Israeli Securities Law. Such group consists of Mivtach Shamir Holdings Ltd. ("Mivtach Shamir"), Intimes Nouvelle Seamless Inc. (“Nouvelle”), Litef Holdings Inc., Ben Lieberman, Martin Lieberman, Norfet Limited Partnership, TA Top Limited Partnership, FIMI Israel Opportunity Fund L.P., and FIMI Opportunity Fund L.P. Mr. Shamir is the son of Meir Shamir, who is one of the controlling shareholders in Mivtach Shamir, which is a party to this group. For the sake of caution, the Company views Mr. Shamir as a controlling shareholder in the Company and the Company also views Nouvelle, Litef Holdings Inc., Ben Lieberman, Martin Lieberman, Norfet Limited Partnership, TA Top Limited Partnership, FIMI Israel Opportunity Fund L.P., and FIMI Opportunity Fund L.P as interested parties in this transaction due to their joint holding of Company shares with Mivtach Shamir.

The proposed amendments to Mr. Shamir’s letter of indemnification will not change the maximum amount payable by the Company under all letters of indemnification. To the extent the amended letter of indemnification is not approved by the shareholders at the Meeting, the existing letter of indemnification will remain in full force and effect.

Moreover, Mr. Shamir may be deemed to have a personal interest in this proposal due to his being the beneficiary under the proposed amended letter of indemnification.

The other directors of the Company may be deemed to have a personal interest in this approval due to the resolution brought before the shareholders in Proposal Three above, which, if approved, would allow for the adoption of amended letters of indemnification identical to Mr. Shamir’s amended letter of indemnification. The Audit Committee and the Board of Directors have approved Mr. Shamir’s amended letter of indemnification.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Mr. Guy Shamir’s amended letter of indemnification is hereby approved substantially in the form attached as Appendix C to the Proxy Statement."

The affirmative vote of Company shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, is necessary for approval of this resolution (without taking into account votes that abstained), provided that either (i) at least a majority of the total votes of shareholders who do not have personal interest in the Proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes) vote FOR the Proposal; or (ii) the total number of the Company’s ordinary shares of the shareholders mentioned in clause (i) above voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE AUDIT COMMITTEE AND BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

PROPOSAL FIVE
APPROVAL OF THE APPOINTMENT OF AUDITORS

Shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young International, as auditors of the Company for the fiscal year ending December 31, 2011 and for the period until the next Annual General Meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine the compensation of the auditors in accordance with the volume and nature of their services.  During the Meeting, the Board of Directors will state the amounts paid to the Company’s auditors for their services in the last year.  Kost Forer Gabbay & Kasierer were also the auditors for the Company for the year ended December 31, 2010.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young International, as auditors of the Company for the fiscal year ending December 31, 2011 and for the period until the next Annual General Meeting of shareholders.  The Board of Directors is hereby authorized, upon recommendation of the Audit Committee, to determine the auditors’ compensation, to determine the compensation of the auditors in accordance with the volume and nature of their services.”

The affirmative vote of Company shareholders holding at least a majority of the Company’s ordinary shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

THE AUDIT COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

REVIEW OF THE REPORT OF DIRECTORS, FINANCIAL STATEMENTS
AND AUDITORS’ REPORT

The Report of Directors for the year ended December 31, 2010 and the audited consolidated Financial Statements of the Company and the Auditors’ Report in respect thereof for the year ended December 31, 2010 will be available for review by the shareholders at the Meeting.  In accordance with applicable Israeli law, at the Meeting, the directors’ representative will answer appropriate questions relating to the above mentioned statements and reports.

OTHER MATTERS

The Board of Directors knows of no matters that are to be brought before the Meeting other than as set forth in the Notice of Annual General Meeting.  If any other matter requiring a vote of the shareholders properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors

Ohad Rosner
Company Secretary
August 17, 2011

Appendix A

(Marked to Show Proposed Amendments to
Amended and Restated Articles of Association)

Article 2 will be amended as follows:

“2. INTERPRETATION
    --------------

In these Articles, the following words shall have the meanings, if not inconsistent with the subject or context;

Administrative Procedure
A procedure pursuant to chapters H3 (Monetary Sanction of the Securities and Exchange Commission), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures, under circumstances) to the Securities Law, 5738 – 1968, (the “Securities Law”) as amended from time to time.”

* * *

Article 67 will be amended as follows:

“67. INDEMNITY AND INSURANCE
    -----------------------

a)
~~Subject to the provisions of the Companies Law, t~~The Company may enter into a contract for the insurance of the Liability of an Office Holder, in whole or in part, for an obligation or payment to be imposed on~~f~~ any of its Office Holders in consequence of an act done in his capacity as an Office Holder, with respect to any of the following cases:

	~~a.~~(i)	a breach of his duty of care to the Company or to another person;
	~~b.~~(ii)	a breach of his fiduciary duty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that his act would not prejudice the interests of the Company; ~~or~~
	~~c.~~(iii)	a financial liability imposed upon him in favor of another person ~~in respect of an act or omission performed by him in his capacity as an Office Holder of the Company~~;~~.~~
~~d.~~(iv)
a monetary liability imposed on such Office Holder in favor of a payment to obligated to pay to an injured party at an Administrative Procedure as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

	~~e.~~(v)	expenses incurred by An Office Holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorney’s fees.

b)
The Company may indemnify an Office Holder to the fullest extent permitted by law. Without derogating from the aforesaid, the Company may indemnify retroactively or prospectively an Office Holder against a liability or expense imposed on such Office Holder or incurred by him in consequence of an act done in his capacity as an Office Holder of the Company, as follows:

~~a.~~(i)
a financial liability he incurs or is imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court ~~in respect of an act performed in his capacity as an Office Holder of the Company, and~~;

~~(i)~~(ii)
reasonable litigation expenses, including attorneys’ fees incurred by such Office Holder or charged to him by a court, in proceedings instituted against him by the Company or on its behalf or by another person, or in a criminal charge, from which he was acquitted or in a criminal charge in which he was convicted for an offense that does not require the proof of criminal intent~~, all in respect of an act performed in his capacity as an Office Holder of the Company, and~~;

~~(ii)~~(iii)
reasonable litigation expenses, including attorneys’ fees, incurred by such Office Holder, due to an investigation or proceeding conducted against him by an authority authorized to conduct such investigation or proceeding, and which was ended without filing an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding, or that was ended without filing an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent or in connection with a monetary sanction, within the meaning of such~~the relevant~~ terms in the Companies Law; ~~and~~

	~~(iii)~~(iv)	liabilities, obligations and expenses in respect of which the Company may be legally permitted to indemnify under the Companies Law~~.~~;
(v)
a monetary liability imposed on such Office Holder in favor of a payment to obligated to pay to an injured party at an Administrative Procedure as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

	(vi)	expenses incurred by An Office Holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorney’s fees.

c)
A prospective undertaking to indemnify an Office Holder for liabilities under article 67(b)(i), shall be restricted to events that in the opinion of the Board of Directors are foreseen in light of the actual Company’s activities at the time that the commitment is made (“Determining Events”) and shall be limited to an amount or criteria that the Board of Directors deems reasonable, in view of the circumstances. The undertaking to indemnify shall specify such events, sum or criteria. Such indemnification may include any other liability or event permitted by any applicable law.

The aggregate indemnification amount paid under Article 67(b)(1) shall not exceed an amount equal to the sum of (i) all the insurance proceeds for the Determining Events received by the Company from time to time within the scope of any directors’ and officers’ liability insurance and (ii) an amount equal to 25% (twenty five percent) of the shareholders’ equity of the Company as set forth in the Company’s most recent consolidated financial statements prior to the date of the actual payment of the indemnification by the Company.

d)
Subject to the Companies law - the Company may indemnify any employee of the Company who is not an Office Holder of the Company, from any liability or expense imposed on such an employee in his capacity as an employee of the Company, while defending from any litigation, whether criminal or civil, that resulted, accordingly, by an acquittal or a judgment in the employee’s favor.

e)
The company may commit to indemnify such an employee, including in advance, for any financial liability imposed on such an employee in favor of another person in respect of an act performed bona fide in his capacity as an employee of the Company.

f)
Subject to the Companies Law, these Articles of Association shall not limit the Company in any way from entering into a contract for the insurance, or the granting of exemptions or indemnification (i) in connection with an Office Holder in the Company or any person designated by the Company to serve as a director in another company in which the Company has any interest or holds shares, directly or indirectly (“a Director In Another Company”), to the extent that the insurance, exemption or indemnification are not forbidden by any applicable law, and (ii) in connection with whoever is not an Office Holder in the Company or a Director In Another Company, including but not limited to, employees, contractors and consultants.

Appendix B

(Marked to Show Proposed Amendments to Letters of Indemnification
for Officers and Directors other than Guy Shamir)

English Translation of the Hebrew Original Letter of Indemnification

[Tefron Ltd. company letterhead]

[Date]

_____________________________
_____________________________
_____________________________

Re:           Letter of Indemnification

WHEREAS
on February 18, 2002 and on June 9, 2002, the Board of Directors of Tefron Ltd. (hereinafter: the “Company”), after obtaining the approval of the Audit Committee of the Company on December 23, 2001, resolved to approve a prior grant of release from liability and an advance undertaking of indemnification by the Company to the Directors and other officers of the Company (jointly referred to hereunder as the “Officers”), pursuant to the provisions of this Letter of Indemnification; and

WHEREAS
on August 5, 2002 the General Meeting of the Company approved the aforesaid resolution ~~(hereinafter: the “Prior Indemnification Resolution”);,~~ and accordingly the Company granted indemnification letters ~~(hereinafter: the “Existing Indemnification Letters”)~~; and

WHEREAS
further to Amendment No. 3 to the Companies Law, 1999 (hereinafter: the “Companies Law”), including with respect to indemnification of Officers, the Company’s Board of Directors resolved on May 7, 2007, after obtaining the approval of the Audit Committee of the Company on May 6, 2007, to approve an advance undertaking of indemnification by the Company to the Officers pursuant to the Companies Law, as so amended, and to the provisions of this letter, without derogating from the effectiveness of the Prior Indemnification Resolution and of the Existing Indemnification Letters, all subject to any applicable law ~~(hereinafter: the “New Resolution”)~~; and

WHEREAS	on August 7, 2007 the General Meeting of the Company approved the New Resolution with respect to the Directors of the Company; and

WHEREAS
on August __, 2011, the Board of Directors of the Company resolved, after the Audit Committee of the Company had so approved such on August _, 2011, to approve the commitment of the Company to update the letters of indemnification for the Officers for the purpose of adjusting them to the provisions of the Law of Administrative Enforcement (including the indirect amendment to the Companies Law, as described in Section 4(11) of the Law of Administrative Enforcement) to enable the grant of indemnification and insurance to the greatest extent permitted by law;

WHEREAS	on September __, 2011, the General Meeting of the Company also approved the foregoing resolution of the Board of Directors with respect to the Officers of the Company; and

WHEREAS	on __________ (date) you were appointed to serve in the position of Officer of the Company.

Now therefore the Company hereby certifies and undertakes the following:

1.	1.1	Cancelled

1.2
Subject to the provisions of any law, as may be in effect from time to time, the Company shall indemnify you for any obligation or expense as set forth in section 2 hereunder, imposed on you as a result of one or more of the following incidents:

		~~(b)~~(a)	your activities within the scope of your position as Officer of the Company; and

		~~(c)~~(b)	your activities within the scope of your position as Officer of another corporation, according to the Company’s request (hereinafter: the “Other Company”).

2.	The indemnification undertaking according to section 1.2 above shall be effective concerning any liability or expenses which are indemnifiable according to the law as follows:

2.1
a monetary liability imposed on you or incurred by you in favor of another person under a judgment, including a judgment granted in the case of a settlement or an arbitral award approved by the court, provided that your actions were associated with one or more of the events set forth in the Schedule to this Letter of Indemnification (hereinafter: the “Determining Events”) or any matter associated, directly or indirectly, with the Determining Events, that, in any such case, in the opinion of the Board of Directors are anticipated in light of the actual activities of the Company as of the date of this letter, provided that the maximum amount of such indemnification does not exceed the amount set forth in section 3 below;

2.2
reasonable legal expenses, including attorneys’ fees, disbursed or which you shall be ordered to pay by a court in proceedings filed against you by the Company or Another Company, as the case may be, or in the name of either of the aforesaid or by any other person or under a criminal charge from which you may be exonerated, or under a criminal charge of which you are convicted not requiring proof of any mens rea; and

2.3
reasonable legal expenses, including attorneys’ fees, expended in connection with an investigation or proceeding against you by an authorized authority, and that concludes without an indictment against you and either (i) no monetary payments are imposed on you in lieu of criminal proceedings or (ii) monetary payments are imposed on you in lieu of criminal proceedings, provided that the alleged criminal offense does not require proof of any mens rea, or in connection with a monetary sanction.

	2.4	a payment to an injured party at an administrative procedure as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

	2.5	expenses incurred in connection with an administrative procedure that was conducted with respect to your matters, including reasonable litigation expenses and reasonable attorney’s fees.

3.
The total aggregate amount of indemnification to be paid by the Company under Section 2.1 of all letters of indemnification to be issued by the Company to the Officers of the Company ~~under the New Resolution (hereinafter: the “New Letters of Indemnification”)~~, together with the total aggregate amount of indemnification to be paid by the Company under all the ~~Existing~~ i~~I~~ndemnification l~~L~~etters issued to Officers in the past, shall not exceed an amount equal to 25% (twenty five percent) of the equity capital of the Company as set forth in the Company’s most recent consolidated financial statements prior to such payment (hereinafter: the “Maximum Indemnification Amount”). The Company’s Board of Directors has resolved that the Maximum Indemnification Amount is reasonable in the circumstances.

Should the total amounts of indemnification to be paid by the Company at any time whatsoever, plus the total of all amounts of indemnification paid by the Company until such date, ~~all in accordance with Section 2.1 of all the New Letters of Indemnification issued by the Company, together with the total aggregate amount of indemnification to be paid by the Company under all the Existing Indemnification Letters,~~ exceed the Maximum Indemnification Amount, the Maximum Indemnification Amount or the balance thereof, as the case may be, shall be divided among the Officers of the Company entitled to the aforesaid amounts of indemnification for demands which they submitted to the Company under the said letters of indemnification and not paid to them prior to the aforesaid date, in such manner that the amount of indemnification actually received by each of the aforesaid Officers shall be calculated according to the ratio between the amount indemnification owed to each of the Officers and the aggregate amount indemnification owed to the aforesaid Officers on that date for whose demands.

4.
Upon the occurrence of any incident by virtue of which you are likely to be entitled to indemnification according to the aforesaid, the Company shall provide you, from time to time, with the funds required to cover the expenses and various other payments incidental to handling each of the proceedings against you in connection with the incident in question so that you shall not be required to pay or finance them yourself, all subject to the terms and conditions specified in this Letter of Indemnification.

5.	Without derogating from the aforesaid, the indemnification under this Letter of Indemnification is subject to the following conditions:

5.1
You shall notify the Company of any legal proceeding commenced against you or any suspicion or threat of any such proceeding being commenced against you in connection with any incident in respect of which the indemnification is likely to apply, reasonably promptly after your first becoming aware of it, and you shall notify the Company, or to whom it shall instruct you, of any document in connection with the proceeding that was served upon you by the person initiating the proceedings or any person acting on behalf thereof.

5.2
The Company shall be entitled to take on your legal defense in any such proceeding and/or to hand your defense over to any attorney whom the Company chooses for this purpose, taking into consideration the obligations of the Company under the Policy and the possibility of appointing an attorney on behalf of the Insurer (apart from any attorney who is not acceptable to you on reasonable grounds). Within the scope of handling your defense, the Company and/or the aforesaid attorney shall act to bring about the termination of the aforesaid proceeding. The attorney appointed by the Company as aforesaid shall act and owe a fiduciary obligation to you and the Company. In the event of any conflict of interests between you and the Company in your defense before the proceeding in question, you may hire your own attorney to act on your behalf in handling your defense and the provisions of this Letter of Indemnification shall apply to your expenses for the aforesaid appointment. The Company may not terminate the aforesaid proceeding by any settlement requiring you to pay for any amount for which you shall not be indemnified by the Company or not paid within the scope of the Policy, except with your prior written consent thereto, provided however that you shall not refuse to grant your consent on grounds which are not reasonable. At the request of the Company you shall sign a document authorizing the Company, and/or any such attorney~~,~~ to act in your defense on your behalf at the proceeding in question and represent you in any mater in connection therewith, pursuant to the aforesaid.

You shall cooperate with the Company and/or any such aforesaid attorney in any reasonable manner required by the aforesaid persons within the scope of handling your defense in connection with the legal proceeding in question, provided however that the Company takes care to cover all your expenses incidental thereto so that you shall not be required to pay or finance such expenses yourself, subject to the provisions of section 3 above. The Company shall release you from the aforesaid obligation to cooperate whenever it is likely to prejudice your defense before any legal proceeding against you, provided however that this is approved by a committee of the Board of Directors of the Company, including at least one external director among its members.

5.3
Whether or not the Company acts according to the provisions of section 5.2 above, it shall take care to cover the liabilities and expenses stated in section 2 above so that you shall not be required to pay or finance the aforesaid yourself, without this derogating from the indemnification promised under the provisions of this Letter of Indemnification, subject to the above provisions in Section 3.

5.4
The indemnification in connection with any legal proceeding whatsoever against you, as stated in this Letter of Indemnification, shall not be effective in respect of any amount owed by you in consequence of any settlement or arbitration, unless the Company gave its written consent to any such settlement or the holding of any such arbitration, as the case may be.

5.5
The Company shall not be required to pay amounts under this Letter of Indemnification for any incident whatsoever wherever you are otherwise entitled to such amounts from another source or the aforesaid amounts were actually paid to you, or on your behalf or in your place in any manner whatsoever within the scope of any other indemnification or undertaking to indemnify any other person whatsoever apart from the Company, including any insurance proceeds. In this regard it shall be clarified that any amount of deductible applying to you under the aforesaid policy terms shall not be deemed an amount actually paid.

5.6
Upon a request for performance of payment in connection with any incident whatsoever under this Letter of Indemnification, the Company shall take any action necessary under the provisions of any law for payment thereof and shall act to arrange any approval, if required, in connection therewith. Should any such approval be required for payment and such payment is not approved in accordance therewith, for any reason whatsoever, such payment or any part thereof not approved as aforesaid, shall be subject to the approval of the court and the Company shall act to obtain such approval.

5.7
Should the Company pay you or your substitute any amounts whatsoever within the scope of this Letter of Indemnification in connection with the aforesaid legal proceeding, and afterwards it becomes apparent that you were not entitled to indemnification from the Company for the amounts in question, these amounts shall be deemed a loan granted to you by the Company, which shall bear interest at the minimum rate determined from time to time under the provisions of any law not making it a taxable benefit for any person receiving such loan, and you shall be required to repay the above amounts to the Company when requested to do so in writing by the Company and according to the payment schedule determined by the Company.

5.8
Should the Company pay you any amount whatsoever by virtue of this Letter of Indemnification and afterwards the liability for which the amount was paid was canceled or the amount thereof was decreased for any reason whatsoever, you shall assign to the Company your entire rights to repayment of the amount from the plaintiff in any proceeding and you shall do your utmost to make this assignment valid so that the Company is able to realize the assignment. After acting in such manner you shall be exempt from repayment of the amount for which the right of repayment was assigned. Should you fail to do so, you shall be required to repay the amount or any part thereof, as the case may be, to the Company, plus linkage differentials, at the rates and for the period according to which you are entitled to repayment of the amount by the plaintiff.

6.
The undertakings of the Company under this Letter of Indemnification shall also remain available to you after termination of your position as Officer of the Company, provided however that the acts for which the indemnification was granted were made during your term in office as Officer of the Company, whether before this Letter of Indemnification was granted to you or afterwards. The undertakings of the Company under this Letter of Indemnification shall also remain available to your estate, heirs and other successors under the provisions of any law.

7.	In this Letter of Indemnification:

“Administrative Procedure” means a procedure pursuant to chapters H3 (Monetary Sanction of the Securities and Exchange Commission), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of Procedures, under Circumstances) to the Securities Law.

“Officer” has the same meaning as in the Companies Law.

“Act” or any other derivative thereof, includes any implied decision and/or omission (or any derivative thereof) and includes your activities prior to the date of this Letter of Indemnification during your term in office as Officer of the Company.

The “Policy” means the directors’ and officers’ policy liability insurance purchased or to be purchased by the Company, whether in the form of one or more than one policy.

8.
The undertakings of the Company under this Letter of Indemnity shall be interpreted broadly and in the manner intended for implementation thereof, as permitted according to the law and for the purposes for which they were intended. In the event of any contradiction between any provision whatsoever in this Letter of Indemnity and any provision of law which cannot be made contingent, amended or added to, the aforesaid provision of law shall prevail, but it shall not prejudice or derogate from the effectiveness or the other provisions of this Letter of Indemnification.

9.
This Letter of Indemnification shall not prejudice or derogate from the undertakings of the Company under any Letter of Indemnification given to you, if any, prior to the date of this letter, while the aforesaid undertakings remain legally effective. In the event that you shall be entitled to and receive any amount of indemnification whatsoever under any previous Letter of Indemnification in respect of any incident whatsoever, you shall not be entitled to indemnification for the same amount under this Letter of Indemnification.

10.
This Letter of Indemnification is not a contract in favor of any third party, including any insurer, and you may not assign this Letter to any third party, nor would any insurer have the right to demand that the Company contribute to the payment of any amount that would otherwise be payable by such insurer under an insurance agreement, other than the deductible fixed in such an insurance agreement.

Nothing in this Letter of Indemnification shall be deemed to derogate from or diminish from any compensation, coverage and/or indemnification you will be entitled to under any insurance policy, including with respect to events that are covered and/or will be covered by this Letter of Indemnification.

11.	This Letter of Indemnification will be governed by the laws of Israel, and the courts of Tel Aviv shall have the exclusive jurisdiction with respect to disputes that may arise under this Letter.

12.	This Letter of Indemnification shall be subject to the provisions of any law.

13.	This letter of Indemnification shall become effective upon your signature on a copy thereof at the place designated for such purpose and submission of the aforesaid signed copy to the Company.

In witness whereof the Company has caused this Letter of Indemnification to be executed on the day and year first above written:

_____________________________
Tefron Ltd.

I hereby certify receipt of this Letter of Indemnification and confirm my consent to the terms thereof, including the provisions of the above section 5.7.

Schedule

Events

1.
Acts in connection with investments (including investments not implemented) performed by the Company, a subsidiary or affiliate (within the meaning in the Securities Law) in various corporations, either before or after implementation of the investment, including entering into and performance of any transaction, supervision and control of the investment after implementation and any act performed by an Officer in connection therewith as a representative of the investor or as an Officer of the Company or the investor.

2.
An offering of securities (including an offering of a security not implemented), inclusive of but not derogating from the generality of the aforesaid, a public offering of securities under a prospectus, a private offering or an offer of securities by any other means whatsoever.

3.
A transaction within the meaning in section 1 of the Companies Law, inclusive of obtaining credit, sale or purchase of assets or obligations, including securities, or the grant or receipt of a right in each of the aforesaid, and an act directly or indirectly associated with the aforesaid transaction, including transactions with interested parties within the meaning of chapter five of the Companies Law.

4.
Report or notification submitted under the Companies Law or the Securities Law, including regulations promulgated by virtue thereof, or under laws or regulations dealing with similar issues abroad, or under customary rules or guidelines of the Israeli Stock Exchange (Boursa) or in a commercial arena in Israel or abroad, all including any failure to file any such report or notification.

5.
Acts in connection with the terms of employment of employees, including employment contracts, negotiations towards such contracts, salary benefits and other employee benefits, handling of pension funds, mutual funds, insurance and savings plans, options and other employee benefits of any class whatsoever.

6.	Any act causing bodily injury, sickness, death and damage to property, including loss of use thereof.

7.	Any act leading to inadequate insurance arrangements being drawn up.

8.
Any restructuring of the Company, reorganization or any resolution in connection with the aforesaid, including but not derogating from the generality of the aforesaid, any merger split, variation of the share capital of the Company, subsidiaries or affiliates, the dissolution or sale thereof, issue of any security whatsoever of the Company, subsidiary or affiliate or performance of any distribution (within the meaning of the Companies Law) or any procurement bid by or in connection with any of the aforesaid.

9.
Any expression, statement, including expression of a viewpoint or opinion made in good faith by the Officer in the course of and by virtue his position, including within the course of general meetings or meetings of the Board of Directors of the Company, a subsidiary or affiliate thereof or any committees of the Board of Directors, and negotiations and communications with suppliers, advisors and clients.

10.	Actions submitted against an Officer in connection with the dissolution or receivership of the Company, a subsidiary or affiliate.

11.	Resolutions and/or actions with respect to environmental compliance, including pollution, poisons and hazardous materials.

12.	Acts or decisions in connection with drafting or approval of financial statements, business plans or forecasts in connection with the Company, a subsidiary or affiliate.

13.	Granting of liens on Company assets and granting guarantees on behalf of the Company.

14.	Compliance with various governmental requirements in Israel and outside Israel, including the Antitrust Authority, Securities Authority, Environmental Compliance Agency and Tax Authorities.

15.	Establishment and management of financial policy, including credit policies, hedging against changes in currency exchange rates and utilization of cash reserves.

16.	Any action and/or decision relating to work safety and/or working conditions and/or employee activities and/or any event relating thereto.

17.
Any action and/or decision relating to preparation of work plans, including pricing, marketing, distribution and instructions to employees, to customers and to suppliers and to cooperative arrangements, including with competitors.

18.	Any action and/or decision relating to product development or relating to the conduct of product testing, approvals, sales, distribution or licensing.

19.	Any action and/or decision that may be considered as an infringement of the intellectual property rights of a third party.

20.
Representations and any undertaking granted vis-à-vis third parties or the Company, a subsidiary or affiliate or vis-à-vis any person acting on behalf thereof (including vis-à-vis any advisers, such as auditors and attorneys, etc.).

21.	Transfer of information required or permitted to be transferred under applicable law to an interested party of the Company.

22.	Each of events set forth above in connection with the position of the Officer in a subsidiary or an affiliate.

~~22.~~23.
Any event and/or action with respect to which it is possible to indemnify under the Law of Streamlining of Administrative Procedures in the Securities and Exchange Commission (Amendments to Legislation), 5771- 2001

In this Schedule:

“Securities Law” means the Securities Law, 5728-1968.

“Companies Law” means the Companies Law, 5759-1999.

“Security” is within the definition in section 1 of the Companies Law.

Appendix C

(Marked to Show Proposed Amendments to
Letter of Indemnification for Guy Shamir)

English Translation of the Hebrew Original Letter of Indemnification

[Tefron Ltd. company letterhead]

[Date]

Guy Shamir
_____________________________
_____________________________

Re:           Letter of Indemnification

WHEREAS
on February 18, 2002 and on June 9, 2002, the Board of Directors of Tefron Ltd. (hereinafter: the “Company”), after obtaining the approval of the Audit Committee of the Company on December 23, 2001, resolved to approve a prior grant of release from liability and an advance undertaking of indemnification by the Company to the Directors and other officers of the Company (jointly referred to hereunder as the “Officers”), pursuant to the provisions of this Letter of Indemnification; and

WHEREAS
on August 5, 2002 the General Meeting of the Company approved the aforesaid resolution ~~(hereinafter: the “Prior Indemnification Resolution”);,~~ and accordingly the Company granted indemnification letters ~~(hereinafter: the “Existing Indemnification Letters”)~~; and

WHEREAS
further to Amendment No. 3 to the Companies Law, 1999 (hereinafter: the “Companies Law”), including with respect to indemnification of Officers, the Company’s Board of Directors resolved on May 7, 2007, after obtaining the approval of the Audit Committee of the Company on May 6, 2007, to approve an advance undertaking of indemnification by the Company to the Officers pursuant to the Companies Law, as so amended, and to the provisions of this letter, without derogating from the effectiveness of the Prior Indemnification Resolution and of the Existing Indemnification Letters, all subject to any applicable law ~~(hereinafter: the “New Resolution”)~~; and

WHEREAS	on August 7, 2007 the General Meeting of the Company approved the New Resolution with respect to the Directors of the Company; and

WHEREAS
on August 16 2011, the Board of Directors of the Company resolved, after the Audit Committee of the Company had so approved such on August _, 2011, to approve the commitment of the Company to update the letters of indemnification for the Officers for the purpose of adjusting them to the provisions of the Law of Administrative Enforcement (including the indirect amendment to the Companies Law, as described in Section 4(11) of the Law of Administrative Enforcement) to enable the grant of indemnification and insurance to the greatest extent permitted by law;

WHEREAS	on September __, 2011, the General Meeting of the Company also approved the foregoing resolution of the Board of Directors with respect to the Officers of the Company; and

WHEREAS	on __________ (date) you were appointed to serve in the position of Officer of the Company.

Now therefore the Company hereby certifies and undertakes the following:

1.	1.1	Cancelled

1.2
Subject to the provisions of any law, as may be in effect from time to time, the Company shall indemnify you for any obligation or expense as set forth in section 2 hereunder, imposed on you as a result of one or more of the following incidents:

		~~(d)~~(c)	your activities within the scope of your position as Officer of the Company; and

		~~(e)~~(d)	your activities within the scope of your position as Officer of another corporation, according to the Company’s request (hereinafter: the “Other Company”).

2.	The indemnification undertaking according to section 1.2 above shall be effective concerning any liability or expenses which are indemnifiable according to the law as follows:

2.1
a monetary liability imposed on you or incurred by you in favor of another person under a judgment, including a judgment granted in the case of a settlement or an arbitral award approved by the court, provided that your actions were associated with one or more of the events set forth in the Schedule to this Letter of Indemnification (hereinafter: the “Determining Events”) or any matter associated, directly or indirectly, with the Determining Events, that, in any such case, in the opinion of the Board of Directors are anticipated in light of the actual activities of the Company as of the date of this letter, provided that the maximum amount of such indemnification does not exceed the amount set forth in section 3 below;

2.2
reasonable legal expenses, including attorneys’ fees, disbursed or which you shall be ordered to pay by a court in proceedings filed against you by the Company or Another Company, as the case may be, or in the name of either of the aforesaid or by any other person or under a criminal charge from which you may be exonerated, or under a criminal charge of which you are convicted not requiring proof of any mens rea; and

2.6
 ~~2.3~~ reasonable legal expenses, including attorneys’ fees, expended in connection with an investigation or proceeding against you by an authorized authority, and that concludes without an indictment against you and either (i) no monetary payments are imposed on you in lieu of criminal proceedings or (ii) monetary payments are imposed on you in lieu of criminal proceedings, provided that the alleged criminal offense does not require proof of any mens rea, or in connection with a monetary sanction.

	2.7	a payment to an injured party at an administrative procedure as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

	2.8	expenses incurred in connection with an administrative procedure that was conducted with respect to your matters, including reasonable litigation expenses and reasonable attorney’s fees.

7.
The total aggregate amount of indemnification to be paid by the Company under Section 2.1 of all letters of indemnification to be issued by the Company to the Officers of the Company ~~under the New Resolution (hereinafter: the “New Letters of Indemnification”)~~, together with the total aggregate amount of indemnification to be paid by the Company under all the ~~Existing~~ i~~I~~ndemnification l~~L~~etters issued to Officers in the past, shall not exceed an amount equal to 25% (twenty five percent) of the equity capital of the Company as set forth in the Company’s most recent consolidated financial statements prior to such payment (hereinafter: the “Maximum Indemnification Amount”). The Company’s Board of Directors has resolved that the Maximum Indemnification Amount is reasonable in the circumstances.

Should the total amounts of indemnification to be paid by the Company at any time whatsoever, plus the total of all amounts of indemnification paid by the Company until such date, ~~all in accordance with Section 2.1 of all the New Letters of Indemnification issued by the Company, together with the total aggregate amount of indemnification to be paid by the Company under all the Existing Indemnification Letters,~~ exceed the Maximum Indemnification Amount, the Maximum Indemnification Amount or the balance thereof, as the case may be, shall be divided among the Officers of the Company entitled to the aforesaid amounts of indemnification for demands which they submitted to the Company under the said letters of indemnification and not paid to them prior to the aforesaid date, in such manner that the amount of indemnification actually received by each of the aforesaid Officers shall be calculated according to the ratio between the amount indemnification owed to each of the Officers and the aggregate amount indemnification owed to the aforesaid Officers on that date for whose demands.

8.
Upon the occurrence of any incident by virtue of which you are likely to be entitled to indemnification according to the aforesaid, the Company shall provide you, from time to time, with the funds required to cover the expenses and various other payments incidental to handling each of the proceedings against you in connection with the incident in question so that you shall not be required to pay or finance them yourself, all subject to the terms and conditions specified in this Letter of Indemnification.

9.	Without derogating from the aforesaid, the indemnification under this Letter of Indemnification is subject to the following conditions:

5.1
You shall notify the Company of any legal proceeding commenced against you or any suspicion or threat of any such proceeding being commenced against you in connection with any incident in respect of which the indemnification is likely to apply, reasonably promptly after your first becoming aware of it, and you shall notify the Company, or to whom it shall instruct you, of any document in connection with the proceeding that was served upon you by the person initiating the proceedings or any person acting on behalf thereof.

5.2
The Company shall be entitled to take on your legal defense in any such proceeding and/or to hand your defense over to any attorney whom the Company chooses for this purpose, taking into consideration the obligations of the Company under the Policy and the possibility of appointing an attorney on behalf of the Insurer (apart from any attorney who is not acceptable to you on reasonable grounds). Within the scope of handling your defense, the Company and/or the aforesaid attorney shall act to bring about the termination of the aforesaid proceeding. The attorney appointed by the Company as aforesaid shall act and owe a fiduciary obligation to you and the Company. In the event of any conflict of interests between you and the Company in your defense before the proceeding in question, you may hire your own attorney to act on your behalf in handling your defense and the provisions of this Letter of Indemnification shall apply to your expenses for the aforesaid appointment. The Company may not terminate the aforesaid proceeding by any settlement requiring you to pay for any amount for which you shall not be indemnified by the Company or not paid within the scope of the Policy, except with your prior written consent thereto, provided however that you shall not refuse to grant your consent on grounds which are not reasonable. At the request of the Company you shall sign a document authorizing the Company, and/or any such attorney~~,~~ to act in your defense on your behalf at the proceeding in question and represent you in any mater in connection therewith, pursuant to the aforesaid.

You shall cooperate with the Company and/or any such aforesaid attorney in any reasonable manner required by the aforesaid persons within the scope of handling your defense in connection with the legal proceeding in question, provided however that the Company takes care to cover all your expenses incidental thereto so that you shall not be required to pay or finance such expenses yourself, subject to the provisions of section 3 above. The Company shall release you from the aforesaid obligation to cooperate whenever it is likely to prejudice your defense before any legal proceeding against you, provided however that this is approved by a committee of the Board of Directors of the Company, including at least one external director among its members.

5.3
Whether or not the Company acts according to the provisions of section 5.2 above, it shall take care to cover the liabilities and expenses stated in section 2 above so that you shall not be required to pay or finance the aforesaid yourself, without this derogating from the indemnification promised under the provisions of this Letter of Indemnification, subject to the above provisions in Section 3.

5.4
The indemnification in connection with any legal proceeding whatsoever against you, as stated in this Letter of Indemnification, shall not be effective in respect of any amount owed by you in consequence of any settlement or arbitration, unless the Company gave its written consent to any such settlement or the holding of any such arbitration, as the case may be.

5.9
The Company shall not be required to pay amounts under this Letter of Indemnification for any incident whatsoever wherever you are otherwise entitled to such amounts from another source or the aforesaid amounts were actually paid to you, or on your behalf or in your place in any manner whatsoever within the scope of any other indemnification or undertaking to indemnify any other person whatsoever apart from the Company, including any insurance proceeds. In this regard it shall be clarified that any amount of deductible applying to you under the aforesaid policy terms shall not be deemed an amount actually paid.

5.10
Upon a request for performance of payment in connection with any incident whatsoever under this Letter of Indemnification, the Company shall take any action necessary under the provisions of any law for payment thereof and shall act to arrange any approval, if required, in connection therewith. Should any such approval be required for payment and such payment is not approved in accordance therewith, for any reason whatsoever, such payment or any part thereof not approved as aforesaid, shall be subject to the approval of the court and the Company shall act to obtain such approval.

5.11
Should the Company pay you or your substitute any amounts whatsoever within the scope of this Letter of Indemnification in connection with the aforesaid legal proceeding, and afterwards it becomes apparent that you were not entitled to indemnification from the Company for the amounts in question, these amounts shall be deemed a loan granted to you by the Company, which shall bear interest at the minimum rate determined from time to time under the provisions of any law not making it a taxable benefit for any person receiving such loan, and you shall be required to repay the above amounts to the Company when requested to do so in writing by the Company and according to the payment schedule determined by the Company.

5.12
Should the Company pay you any amount whatsoever by virtue of this Letter of Indemnification and afterwards the liability for which the amount was paid was canceled or the amount thereof was decreased for any reason whatsoever, you shall assign to the Company your entire rights to repayment of the amount from the plaintiff in any proceeding and you shall do your utmost to make this assignment valid so that the Company is able to realize the assignment. After acting in such manner you shall be exempt from repayment of the amount for which the right of repayment was assigned. Should you fail to do so, you shall be required to repay the amount or any part thereof, as the case may be, to the Company, plus linkage differentials, at the rates and for the period according to which you are entitled to repayment of the amount by the plaintiff.

10.
The undertakings of the Company under this Letter of Indemnification shall also remain available to you after termination of your position as Officer of the Company, provided however that the acts for which the indemnification was granted were made during your term in office as Officer of the Company, whether before this Letter of Indemnification was granted to you or afterwards. The undertakings of the Company under this Letter of Indemnification shall also remain available to your estate, heirs and other successors under the provisions of any law.

14.	In this Letter of Indemnification:

“Administrative Procedure” means a procedure pursuant to chapters H3 (Monetary Sanction of the Securities and Exchange Commission), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of Procedures, under Circumstances) to the Securities Law.

“Officer” has the same meaning as in the Companies Law.

“Act” or any other derivative thereof, includes any implied decision and/or omission (or any derivative thereof) and includes your activities prior to the date of this Letter of Indemnification during your term in office as Officer of the Company.

The “Policy” means the directors’ and officers’ policy liability insurance purchased or to be purchased by the Company, whether in the form of one or more than one policy.

15.
The undertakings of the Company under this Letter of Indemnity shall be interpreted broadly and in the manner intended for implementation thereof, as permitted according to the law and for the purposes for which they were intended. In the event of any contradiction between any provision whatsoever in this Letter of Indemnity and any provision of law which cannot be made contingent, amended or added to, the aforesaid provision of law shall prevail, but it shall not prejudice or derogate from the effectiveness or the other provisions of this Letter of Indemnification.

16.
This Letter of Indemnification shall not prejudice or derogate from the undertakings of the Company under any Letter of Indemnification given to you, if any, prior to the date of this letter, while the aforesaid undertakings remain legally effective. In the event that you shall be entitled to and receive any amount of indemnification whatsoever under any previous Letter of Indemnification in respect of any incident whatsoever, you shall not be entitled to indemnification for the same amount under this Letter of Indemnification.

17.
This Letter of Indemnification is not a contract in favor of any third party, including any insurer, and you may not assign this Letter to any third party, nor would any insurer have the right to demand that the Company contribute to the payment of any amount that would otherwise be payable by such insurer under an insurance agreement, other than the deductible fixed in such an insurance agreement.

Nothing in this Letter of Indemnification shall be deemed to derogate from or diminish from any compensation, coverage and/or indemnification you will be entitled to under any insurance policy, including with respect to events that are covered and/or will be covered by this Letter of Indemnification.

18.	This Letter of Indemnification will be governed by the laws of Israel, and the courts of Tel Aviv shall have the exclusive jurisdiction with respect to disputes that may arise under this Letter.

19.	This Letter of Indemnification shall be subject to the provisions of any law.

20.	This letter of Indemnification shall become effective upon your signature on a copy thereof at the place designated for such purpose and submission of the aforesaid signed copy to the Company.

In witness whereof the Company has caused this Letter of Indemnification to be executed on the day and year first above written:

_____________________________
Tefron Ltd.

I hereby certify receipt of this Letter of Indemnification and confirm my consent to the terms thereof, including the provisions of the above section 5.7.

Schedule

Events

~~23.~~24.
Acts in connection with investments (including investments not implemented) performed by the Company, a subsidiary or affiliate (within the meaning in the Securities Law) in various corporations, either before or after implementation of the investment, including entering into and performance of any transaction, supervision and control of the investment after implementation and any act performed by an Officer in connection therewith as a representative of the investor or as an Officer of the Company or the investor.

~~24.~~25.
An offering of securities (including an offering of a security not implemented), inclusive of but not derogating from the generality of the aforesaid, a public offering of securities under a prospectus, a private offering or an offer of securities by any other means whatsoever.

~~25.~~26.
A transaction within the meaning in section 1 of the Companies Law, inclusive of obtaining credit, sale or purchase of assets or obligations, including securities, or the grant or receipt of a right in each of the aforesaid, and an act directly or indirectly associated with the aforesaid transaction, including transactions with interested parties within the meaning of chapter five of the Companies Law.

~~26.~~27.
Report or notification submitted under the Companies Law or the Securities Law, including regulations promulgated by virtue thereof, or under laws or regulations dealing with similar issues abroad, or under customary rules or guidelines of the Israeli Stock Exchange (Boursa) or in a commercial arena in Israel or abroad, all including any failure to file any such report or notification.

~~27.~~28.
Acts in connection with the terms of employment of employees, including employment contracts, negotiations towards such contracts, salary benefits and other employee benefits, handling of pension funds, mutual funds, insurance and savings plans, options and other employee benefits of any class whatsoever.

~~28.~~29.	Any act causing bodily injury, sickness, death and damage to property, including loss of use thereof.

~~29.~~30.	Any act leading to inadequate insurance arrangements being drawn up.

~~30.~~31.
Any restructuring of the Company, reorganization or any resolution in connection with the aforesaid, including but not derogating from the generality of the aforesaid, any merger split, variation of the share capital of the Company, subsidiaries or affiliates, the dissolution or sale thereof, issue of any security whatsoever of the Company, subsidiary or affiliate or performance of any distribution (within the meaning of the Companies Law) or any procurement bid by or in connection with any of the aforesaid.

~~31.~~32.
Any expression, statement, including expression of a viewpoint or opinion made in good faith by the Officer in the course of and by virtue his position, including within the course of general meetings or meetings of the Board of Directors of the Company, a subsidiary or affiliate thereof or any committees of the Board of Directors, and negotiations and communications with suppliers, advisors and clients.

~~32.~~33.	Actions submitted against an Officer in connection with the dissolution or receivership of the Company, a subsidiary or affiliate.

~~33.~~34.	Resolutions and/or actions with respect to environmental compliance, including pollution, poisons and hazardous materials.

~~34.~~35.	Acts or decisions in connection with drafting or approval of financial statements, business plans or forecasts in connection with the Company, a subsidiary or affiliate.

~~35.~~36.	Granting of liens on Company assets and granting guarantees on behalf of the Company.

~~36.~~37.	Compliance with various governmental requirements in Israel and outside Israel, including the Antitrust Authority, Securities Authority, Environmental Compliance Agency and Tax Authorities.

~~37.~~38.	Establishment and management of financial policy, including credit policies, hedging against changes in currency exchange rates and utilization of cash reserves.

~~38.~~39.	Any action and/or decision relating to work safety and/or working conditions and/or employee activities and/or any event relating thereto.

~~39.~~40.
Any action and/or decision relating to preparation of work plans, including pricing, marketing, distribution and instructions to employees, to customers and to suppliers and to cooperative arrangements, including with competitors.

~~40.~~41.	Any action and/or decision relating to product development or relating to the conduct of product testing, approvals, sales, distribution or licensing.

~~41.~~42.	Any action and/or decision that may be considered as an infringement of the intellectual property rights of a third party.

~~42.~~43.
Representations and any undertaking granted vis-à-vis third parties or the Company, a subsidiary or affiliate or vis-à-vis any person acting on behalf thereof (including vis-à-vis any advisers, such as auditors and attorneys, etc.).

~~43.~~44.	Transfer of information required or permitted to be transferred under applicable law to an interested party of the Company.

45.	Each of events set forth above in connection with the position of the Officer in a subsidiary or an affiliate.

~~44.~~46.
Any event and/or action with respect to which it is possible to indemnify under the Law of Streamlining of Administrative Procedures in the Securities and Exchange Commission (Amendments to Legislation), 5771- 2001

In this Schedule:

“Securities Law” means the Securities Law, 5728-1968.

“Companies Law” means the Companies Law, 5759-1999.

“Security” is within the definition in section 1 of the Companies Law.

PROXY
TEFRON LTD.
NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 22, 2011
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Mr. Arnon Tiberg and/or Mr. Eran Rotem and/or Mr. Ohad Rozner as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Tefron Ltd. (the "Company"), standing in the name of the undersigned at the close of business on August 24, 2011, at the Annual and Special General Meeting of Shareholders of the Company to be held at the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Kiryat Arie, Petach Tikva, Israel, on September 22, 2011 at 11:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.
The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted "FOR" all the Proposals, and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

(Continued and to be signed on the reverse side)

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

TEFRON LTD.

September 22, 2011

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN
1.	to consider and vote upon the approval of the following:
- To re-elect each of the following directors:
	a. Mr. Arnon Tiberg	☐	☐	☐
	b. Mr. Avi Zigelman	☐	☐	☐
	c. Mr. Yossi Shachak	☐	☐	☐
	d. Mr. Guy Shamir	☐	☐	☐
	e. Mr. Zvi Limon	☐	☐	☐
	f. Mr. Brahm M. Gelfand	☐	☐	☐
2.	Approval of amendments to the Amended and Restated Articles of Association of the Company.	☐	☐	☐
	Do you have a personal interest in resolution 2 (MUST BE COMPLETED FOR VOTE TO BE COUNTED)?	Yes ☐	No ☐
3.	Approval of amended letters for indemnification for directors and officers of the Company who are not controlling shareholders and/or for which the controlling shareholders have no personal interest.	☐	☐	☐
4.	Approval of an amended letter of indemnification for Guy Shamir, one of the directors in the Company, who may deemed to be a controlling shareholder in the Company.	☐	☐	☐
	Do you have a personal interest in resolution 4 (MUST BE COMPLETED FOR VOTE TO BE COUNTED)?	☐	☐
5.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young International, as auditors of the Company for the fiscal year ending December 31, 2011 and for the period until the next Annual General Meeting of the shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine the auditors’ compensation.	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.